Sutor Technology Group Limited
No 8, Huaye Road
Dongbang Industrial Park
Changshu, Jiangsu 215534
People’s Republic of China

October 16, 2009

By EDGAR Transmission and by Hand Delivery

Jessica Kane, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Sutor Technology Group Limited
Registration Statement on Form S-3
Filed August 4, 2009
File No. 333-161026

Dear Ms. Kane:

On behalf of Sutor Technology Group Limited (“Sutor” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 26, 2009 (the “Comment Letter”), providing the Staff’s comments with respect to the above referenced registration statement on Form S-3 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Description of Capital Stock, page 3

1.
We note the disclosure that the “following description of our common stock, and any description of our common stock in a prospectus supplement may not be complete and is subject to, and qualified in its entirety by reference to, Nevada law and the actual terms and provisions contained in our articles of incorporation and bylaws, each as amended from time to time.” You may not qualify information in the prospectus by reference to information outside the prospectus unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. See Rule 411(a) of Regulation C under the Securities Act. Additionally, you may not qualify information in a prospectus on Form S-3 by reference to Nevada law. Please revise accordingly.

SUTOR RESPONSE:  Per the staff’s comments, we have deleted the qualification language.

Incorporation of Certain Information By Reference, page 16

2.
We note that you have incorporated by reference certain sections of your Form 10-K for the fiscal year ended June 30, 2008, filed September 26, 2008, and the entirety of two amendments to your 2008 Form 10-K, filed on May 13, 2009 and July 8, 2009. However, it appears that certain sections of your 2008 Form 10-K have not been incorporated by reference in their entirety, specifically, Items 1A, 7, and 15. Please note that Item 12 of Form S-3 specifically requires you to incorporate by reference into the prospectus your latest annual report on Form 10-K. Please advise or revise accordingly.

SUTOR RESPONSE:  We note the staff’s comments, and in light of our having filed our annual report on Form 10-K for the fiscal year ended June 30, 2009, we have revised the relevant section of the Registration Statement to provide the following:

We incorporate by reference the documents listed below and all additional documents that we file with the SEC under the terms of Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, that are made after the initial filing date of the registration statement of which this prospectus is a part and before the termination of any offering of securities offered by this prospectus.

•	Our Annual Report on Form 10-K for the fiscal year ended June 30, 2009, filed on September 25, 2009; and

•
The description of our common stock, $0.001 par value per share, contained in our Registration Statement on Form 8-A, filed on February 8, 2008 pursuant to Section 12(b) of the Securities and Exchange Act of 1934, as amended;

Undertakings, Page II-1

3.	It does not appear that you are eligible to rely on the undertaking contained in Item 512(a)(5)(i) of Regulation S-K. Please advise or revise to provide the Item 512(a)(5)(ii) undertaking.

SUTOR RESPONSE:  Per the staff’s comments, we have revised the Registration Statement to provide the Item 512(a)(5)(ii) undertaking.

Exhibit 5.1 – Legality Opinion

4.	Please revise the legality opinion so that counsel is opining on New York state law with respect to the debt securities as the Indenture is governed by New York state law.

SUTOR RESPONSE:  Per the staff’s comments, we have provided an opinion from Pillsbury Winthrop Shaw Pittman LLP which opines on the New York state law with respect to the debt securities.

In connection with the Company’s response to the foregoing comments, the Company hereby acknowledges that

a.	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

b.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

c.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Jing Zhang, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel at (202) 663-8323.

Sincerely,

SUTOR TECHNOLOGY GROUP LIMITED

By:	/s/ Lifang Chen
Lifang Chen
Chairman and Chief Executive Officer